KIRIN

KIRIN BREWERY COMPANY, LIMITED
10-1, Shinkawa 2-chome, Chuo-ku, Tokyo 104 Japan
Telephone: Tokyo (03)5540-3411 Fax: Tokyo (03)5540-3547
Cable Address: KIRINBEER

RECEIVED
2006 MAR -7 P 4:17
OFFICE OF INTERNATIONAL CORPORATE FINANCE

File No. 82-188
February 17, 2006

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commissi
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

06011430

SUPPL

Re: Kirin Brewery Company, Limited – Timely Disclosure of News Release

Dear Ladies and Gentlemen:

In connection with our timely disclosure of news release, we hereby furnish you with a copy of the following information, which we are submitting simultaneously to the Securities and Exchange Commission:

News release re:

Reorganization of Group headquarters, domestic alcohol beverages business and certain internal companies

If you have any further questions or requests for additional information please do not hesitate to contact Makoto Ando at 011-813-5540-3455(telephone) or 011-813-5540-3550(facsimile).

PROCESSED
MAR 09 2006
THOMSON FINANCIAL

Very truly yours,

Kirin Brewery Company, Limited

By [signature]
Name: Makoto Ando
Title: Manager, IR Section
Corporate Communications & IR Group

dlw 3/8

Reorganization of Group headquarters, domestic alcohol beverages business and certain internal companies

Tokyo, February 17, 2006—On March 30, 2006, Kirin Brewery Company, Limited ("Kirin") will reorganize its Group headquarters, domestic alcohol beverage business and certain internal companies. This reorganization will mark the completion of the "2004-2006 Kirin Group Medium-term Business Plan", with a primary objective of strengthening Kirin's core domestic alcohol beverages business and improving management of the Group to generate a new stage of diversified growth.

The new structure will convert the domestic alcohol beverages business into an internal company system; it will reorganize both the Functional Food Division and the Agribio Business Division; and will revise part of the Group headquarters organization and the system of corporate governance. These changes will speed up the process of decision-making, create Group synergies and improve cooperation within the Group, helping to promote the establishment of a more effective business organization.

Summary of new organization

1. Establishment of internal company system in domestic alcohol beverages business

In order to rapidly respond to changes in the marketplace, Kirin is adopting an internal company system for its domestic alcohol beverages business, with the objective of enabling this to evolve into an organization that is capable of more autonomous and dynamic decision-making and policy implementation. The internal company will have a three-division structure: a Sales & Marketing Division, a Supply Chain Management[1] Division, and a Production Division.

The newly formed Supply Chain Management Division will include a Supply Chain Management Department that will handle issues common to all three divisions of the company. It will also include a Procurement Department that will oversee procurement in those areas, and a Logistics Department that will oversee domestic distribution functions. The Supply Chain Management Division will thus oversee the entire value chain[2], enhance value to customers, and work to improve cost structures.

A newly created Quality Assurance Department will be set up within the Production Division, unifying quality assurance functions within the domestic alcohol beverages business. At the same time, a Strategy Planning Department will be created to develop strategies for the domestic alcohol beverages business and assist the company president in decision-making.

2. Partial reorganization of the internal company system in diversified businesses

In Kirin's diversified businesses, where the introduction of the internal company system has promoted a coordinated management approach and helped establish strong competitive positions, Kirin is pursuing a new stage of development. The company system for both the

[1] The integrated management of the flow of the supply of products, from the initial receipt of orders, on to the procurement of materials, to the manufacture, transportation, distribution and sale to the consumer.

[2] The chain of added value that is created through each stage until the product reaches the consumer.

Functional Food Division and the Agribio Business Division will be discontinued, reflecting their growth as future business pillars. This will help clarify the core companies of the Group and facilitate independent and dynamic business development, as part of which the business strategy planning functions will be transferred away from the company system. The Group headquarters will support each of the businesses, particularly in terms of Group cooperation and R&D.

① Reorganization of the Functional Food Division

To create new value and enable further growth in both health foods and seasonings businesses, operations will be expanded, focusing on Kirin Well-foods Co., Ltd. and Takeda-Kirin Foods Corp. As the goal is to grow the health and nutrient foods business into a pillar of the Kirin Group, strategic planning functions and R&D functions of the Functional Food Division will be transferred to Kirin Well-foods Co., Ltd., thus enhancing an integrated business expansion, from product development through to manufacturing and sales. Similarly, the promotion of joint business activities with Yakult Group is part of active measures to create next-generation health and nutrient food businesses.

The seasonings business, together with the yeast business, is expected to grow with Takeda-Kirin Foods as the core company.

② Reorganization of the Agribio Business Division

To make the most of the superior capabilities that have been developed in the flower breeding and propagation business, Kirin Green and Flower Co., Ltd., which has outstanding product development ability, plant propagation technologies and a nation-wide sales network, will be positioned as the core company in Kirin's agribio business. The Agribio Business Division's strategic planning functions, R&D functions, and functions of managing and unifying business group companies both in Japan and overseas will be transferred to Kirin Green & Flower. Growth in the potato business will be achieved through Japan Potato, Corp., which will be under the supervision of Kirin Green & Flower.

This reorganization will expand the range of synergies among the Group companies that are expanding their business on a global scale against a background of sophisticated technical ability. The goal is to further increase competitiveness both in Japan and overseas.

3. Partial restructuring of Group headquarters and the system of corporate governance

The existing Corporate Planning Department will be replaced by a Group Strategy Department, combining the Strategy and Innovation Group and the Business Management Group. A Corporate Branding Section will be established within the new Group Strategy Department, with the aim of strengthening and promoting corporate brand management in a more integrated fashion. The creation of a new Quality Assurance Section within the CSR & Corporate Communication Division will enable comprehensive Group risk management, including the critical function of product quality assurance.

In the area of corporate governance, the operations of the Board of Directors will be improved. The existing Management Strategy Committee will become the Group Executive Committee,

and through a more proactive approach will boost the speed and quality of corporate decision-making and the overseeing of business execution.

Accompanying the adoption of an internal company system for the domestic alcohol beverages business, the Strategic Business Committee will become the Strategy Committee, with authority transferred to the new company to speed up the decision-making process. To gain greater external input, the Advisory Board will be dissolved, the number of external directors and external Auditors will each be increased from two to three, and an Advisory Group will be established as a consultative body for the Group CSR Committee. This will allow opinions from outside the company with regard to a wide range of management issues to be better reflected, and will strengthen CSR activities throughout the entire Group.

*** *** ENDS*** ***

New Corporate Governance Structure

(To be adopted from March 30, 2006)


Shareholder's Meeting
Auditing Group
Internal Auditors
External Auditors
Auditing
Board of Directors
Internal Directors
External Directors
Compensation Advisory Committee
Appointment Advisory Committee
Accounting Auditor
Auditing
Operations
Executive Officers
Internal Audit Department
Auditing
Group Executive Committee
Group CSR Committee
Risk Management Committee
Information Disclosure Committee

For further information please contact:

Kirin Brewery Company, Limited
Corporate Communications & IR Group
TEL: +81 3 5540 3450
www.kirin.co.jp